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CONTACT: Nelson F. Isabel Vice-President, Investor Relations & Corporate Communications (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES THAT RISKMETRICS GROUP RECOMMENDS
SHAREHOLDERS VOTE "FOR" BIOVAIL'S DIRECTOR NOMINEES

RiskMetrics Notes Current Board and Management "Are Well Versed in Taking the Tough
Business Decisions That Will Allocate Resources in the Most Value Enhancing Areas"

RiskMetrics Notes Current Board "Has Undertaken Appropriate Steps to Enhance Depth
of Experience and Independence"

RiskMetrics Says "Mr. Melnyk Was in Fact CEO of BVF from December 2001 to October 7, 2004 and Therefore the Senior Executive Responsible and Accountable for Company Performance ..."

TORONTO — June 14, 2008 — Biovail Corporation (NYSE, TSX: BVF) today announced that RiskMetrics Group (formerly Institutional Shareholder Services or "ISS") recommends that Biovail shareholders vote FOR the Company's slate of director nominees at the upcoming Annual Meeting of Shareholders on June 25, 2008.

In recommending that Biovail shareholders vote FOR Biovail's director nominees, RiskMetrics states*:

  •
  "the current board and management team are well versed in taking the tough business decisions that will allocate resources in the most value enhancing areas while availing themselves of the necessary industry expertise necessary to implement their new strategic focus."

  •
  "the current board has undertaken appropriate steps to enhance depth of experience and independence, as well as availing itself of outside expertise in the development of its strategic plan. In addition the board has built on continually improving governance structure and business processes to oversee the new executive in a new mandate."

  •
  "Notwithstanding Mr. Brydon's considerable experience and stellar track record in the early years at BVF, we believe the company has reached a threshold in its evolution and growth which requires the business acumen afforded by a seasoned senior executive [Mr. William Wells] who is experienced and prepared to take cost-cutting and value enhancing decisions in the best interests of shareholders, free of past relationships or loyalties."

  •
  "Mr. Melnyk was in fact CEO of BVF from December 2001 to October 7, 2004 and therefore the senior executive responsible and accountable for company performance during that period and for which period the litany of litigation that subsequently ensued was focused. His continuing role as Executive Chair and then non-Executive Chair afforded him considerable ongoing influence and responsibility for events that transpired until his complete departure earlier this year. We believe it is inappropriate to hold the current Board and Management solely or substantially responsible for share price performance, reputational damage or escalating litigation costs over this period in time."

"We are pleased that RiskMetrics supports the election of Biovail's director nominees following their careful review of the facts," said Dr. Douglas Squires, Chairman of the Board of Directors. "This recommendation reaffirms our strong belief that Biovail's independent Board and strong management team have a plan to strengthen our business through a New Strategic Focus. We strongly urge all Biovail shareholders to vote FOR Biovail's highly qualified Board nominees on the BLUE proxy card and prevent Eugene Melnyk from placing his hand-picked, dissident directors on our Board."

Shareholders can read a copy of an investor presentation based on what Biovail presented to RiskMetrics, by accessing Biovail's website at www.biovail.com under the "2008 Annual Meeting" link.

RiskMetrics is widely recognized as one of the leading independent proxy voting and corporate governance advisory firms. Their analyses and recommendations are relied upon by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

The proxy to vote is BLUE, in Favour of Biovail Nominees

Biovail continues to urge all shareholders to vote their BLUE form of proxy in favour of the election of Biovail's slate of director nominees. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy are asked to contact Biovail's proxy solicitation agent, Georgeson, North American toll-free at 1-866-676-3028. Your vote is extremely important. To be effective, your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto time) June 23, 2008. We recommend voting by internet, telephone or facsimile today, or at least 24 hours in advance of the proxy cut-off. Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy; it is the later-dated proxy that will be counted.

* Permission to use quotations from the RiskMetrics report was neither sought nor obtained

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, the Company's objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company's New Strategic Focus, including the Company's intention and ability to implement and effectively execute elements of its New Strategic Focus and the anticipated impact of the Company's New Strategic Focus, and can generally be identified by the use of words such as "targets", "guidance", "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail's slate of directors at its upcoming shareholders meeting, the efficiency of the Company's infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company's products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereof, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares, the proxy contest in connection with the election of the board of directors at the upcoming shareholders meeting and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3(D) of Biovail's most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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BIOVAIL ANNOUNCES THAT RISKMETRICS GROUP RECOMMENDS SHAREHOLDERS VOTE "FOR" BIOVAIL 'S DIRECTOR NOMINEES
RiskMetrics Notes Current Board and Management "Are Well Versed in Taking the Tough Business Decisions That Will Allocate Resources in the Most Value Enhancing Areas"
RiskMetrics Notes Current Board "Has Undertaken Appropriate Steps to Enhance Depth of Experience and Independence"
RiskMetrics Says "Mr. Melnyk Was in Fact CEO of BVF from December 2001 to October 7, 2004 and Therefore the Senior Executive Responsible and Accountable for Company Performance ..."